

July 19, 2021

Joseph C. Papa
Chief Executive Officer
Bausch + Lomb Corporation
520 Applewood Crescent
Vaughan, Ontario, Canada L4K 4B4

> **Re: Bausch + Lomb Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **July 9, 2021**
> **CIK No. 0001860742**

Dear Mr. Papa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2021 letter.

Confidential Draft Submission No. 2 on Form S-1

Legal Proceedings, page 147

1.   We note your response to prior comment 6 with respect to the Drynan Class Action. However, we believe the amount of relief sought would be material to investors and would otherwise be required disclosure if the claim for damages exceeds 10 percent or your current assets on a consolidated basis. See Item 103 of Regulation S-K and Instruction 2. Please disclose the aggregate value of the damages and other relief sought in that action. If known, provide similar disclosure with respect to the New Mexico Attorney General Consumer Protection Action. You may provide balancing disclosure explaining why you believe the amounts claimed are excessive, unreasonable or otherwise unlikely to approach a final judgement or settlement. Further, please revise your

statement on page 147 that "[you] have no reason to believe that the ultimate resolution of any known legal proceeding will have a material adverse effect on [your] financial position" to reflect that, even if you believe it is unlikely, the resolution of one or more of your known legal proceedings against you could have a material effect on your financial position or advise.

You may contact Sasha Parikh at 202-551-3627 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Kaplan, Esq.